May 8, 2009

Via EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC  20549-3561

RE:         Triumph Group, Inc.
Form 10-K for the Year Ended March 31, 2008
Form 8-K Furnished October 29, 2008
File Number: 001-12235

Dear Mr. Shenk:

This letter responds to the comments set forth in your letter dated April 23, 2009 to Mr. M. David Kornblatt, Senior Vice President, Chief Financial Officer and Treasurer of Triumph Group, Inc. (the “Company”), regarding the Company’s reports listed above.  For your convenience, we have restated each of the Staff’s comments and have provided the Company’s response below each comment.

Form 10-K for the Year Ended March 31, 2008

Management’s Discussion and Analysis, page 28
Critical Accounting Policies, page 38
Revenue Recognition, page 39

1.                                       We note your response to our prior comment number 5. In the first paragraph of your response, you state that you measure revenue for overhauls performed under power by the hour (PBH) contracts based on the ratio of costs plus your “expected margin” on the specific PBH transaction (i.e., overhaul) to the total cost and expected margin on the total arrangement. Given that the purpose of this computation is to determine the amount of revenue to recognize for a specific overhaul performed under the contract, please tell us why it is appropriate for the numerator of this ratio to presuppose the expected margin on that specific overhaul.

In addition, while the first paragraph of your response indicates that you measure revenue based on a revenue to revenue basis (cost plus expected margin), the text of the fifth paragraph of your response states that you compare the cost incurred (on the specific overhaul event) to the total expected cost under the arrangement (e.g., dividing $180,000 by $6,030,000 and multiplying the product, 2.99 percent by $9,000,000 to arrive at revenue of $268,660). This indicates that you measure revenue not on a revenue to revenue basis, but on an individual event cost to total expected costs basis. Please explain to us this apparent discrepancy. Also, it appears that determining revenue based on the ratio of an individual event cost to total expected cost basis may not result in recognition of appropriate amounts of total contract revenue when individual event costs vary from those originally estimated. In this regard, it would appear that a cost to cost method of determining revenue would be appropriate only when it compares cumulative costs to date (rather than individual event costs) with total expected costs under the arrangement.

Further, the illustrative numerical example in the fifth paragraph differs from both the first paragraph and the text in the fifth paragraph in that it indicates that you measure revenue based on an application of your original gross profit margin estimate to actual costs incurred (e.g., dividing $180,000 by (1 minus the original gross profit margin estimate of 33.33 percent) to arrive at revenue of $270,000). Please reconcile for us the apparent differences in these statements and clarify which method you use.

We believe that both of the methods contained in the fifth paragraph of your response may be problematic in that they would result in recognition of a greater amount of revenue on a specific PBH overhaul solely because of a cost overrun on that overhaul. Therefore, please tell us your basis in the accounting literature for such a revenue recognition method and explain to us why you believe it to be most appropriate. Also, we note that you reflect changes in assumptions that result in changes in the expected margin on a prospective basis over the remaining term of the contract. Please explain to us why it is appropriate to account for expected changes on a prospective basis rather than on a current cumulative basis. Finally, it appears that a proportional performance model, in which revenue recognition is based on the pattern of service rather than the pattern of costs, combined with accrual of expected contract losses may be the most appropriate method of accounting for your PBH contracts. Please advise as appropriate.

RESPONSE:

Introduction and Summary:

We understand the Staff’s comments and have addressed the concerns identified in your comments above. In order to expand on the example previously provided to you and to provide additional information on this business model, we would like to highlight the following items:

•                  Revenues from PBH contracts approximated 2% of consolidated net sales for the fiscal years ended March 31, 2008 and 2007.  Most recently, PBH revenues have become even less significant, contributing only 0.7% of consolidated net sales for the fiscal year ended March 31, 2009 and 0.3% of consolidated net sales during the last six months ended March 31, 2009.

•                  We concur with the Staff  that a proportional performance revenue recognition model, in which revenue is recognized based on the pattern of service, combined with accrual of expected contract losses is the most appropriate method of accounting for our PBH contracts;

•                  We recognize contract costs as they are incurred;

•                  When we experience cost overruns, we recognize them immediately and exclude them from our calculation of revenue for the respective period;

•                  The majority of our Aftermarket Services revenue is generated from time and materials (T&M) arrangements.  The market price for our service is based upon providing quotations to our customers at T&M cost plus a profit margin.  The specific work scope required on each unit to be repaired varies depending upon the condition of the unit and the amount of T&M required to complete the job.  Accordingly, we believe that the proportion of costs incurred (exclusive of cost overruns) to total estimated costs to complete under the PBH contract is a representative measure of the proportionate fair value of the revenue earned on a specific repair event. Additionally, we also believe that the amount of revenue that we recognize under PBH arrangements represents fair value as demonstrated through our T&M arrangements; and

•                  We prospectively recognize changes in estimates in accordance with FAS 154 beginning in the period that the change is identified.

Accordingly, we believe that our method of measuring revenue recognition under PBH contracts represents proportional performance based on a pattern of service.

Detailed discussion provided for your consideration:

Previous example:

The example in our prior response demonstrated the impact of an increase in work scope that was greater than the forecasted average cost per repair event.  When the cost of the specific repair event exceeds our forecasted average cost per repair event (formerly described as our “expected cost”), this may be indicative of a greater amount of work scope and if so, it typically results in greater relative value delivered to the customer, yielding higher revenue. As a result, individual repair events are non-similar acts and therefore we do not believe that recognizing revenue based on an average amount per repair event is appropriate.

PBH contracts involve complex aerospace equipment.  There are various work scopes to an overhaul, characterized as minor repairs, major repairs and extensive overhaul; consequently, each work scope and overhaul event is unique.  Furthermore, the sequence of repair events between minor repairs, major repairs and extensive overhaul may vary, and the cost of a repair event can range from approximately $20,000 to $600,000.  The company is able to make reasonable estimates of costs over the contract period for maintaining the customer’s fleet of equipment covered by the PBH contract.  However, there is greater variability from unit to unit within a fleet and from repair event to repair event for a particular unit.  Accordingly, a variance in cost for a single repair event of a single unit within a contract is not necessarily indicative of efficiency or inefficiency, or a change in the total contract estimate of costs.  Therefore, the company continuously updates its contract estimates based on its evolving experience. Conversely, when we incur inefficieicies or cost overruns, such as those due to re-work of a unit, those costs are recognized immediately and are excluded from our calculation of revenue for the respective period since those costs are not reflective of the fair value of the work performed.

Variables that effect cost and revenue:

Our PBH arrangements have predominately pertained to the servicing of a customer’s fleet of auxiliary power units (“APUs”). The servicing of APUs includes providing parts and services on three major modules, namely the gear box, load compressor and hot section, as well as engine accessories, otherwise known as line replaceable units (“LRUs”). LRUs are significantly less expensive than repairs to a major module. Servicing of the major modules encompass many variables, as each module wears out at different rates. When we enter into a contract we would expect, for example, that we will need to do a complete overhaul of the gear box one time over the length of the contract, which is built into our cost estimates for the balance of the contract. However, the timing of that expenditure is not known. We consider all of these variables in developing our proposals for such services under PBH arrangements.

Application of Proportional Performance model:

According to “Current Accounting and Disclosure Issues in the Division of Corporate Finance,” issued by the SEC on November 20, 2006, “in situations where a registrant cannot apply SOP 81-1 to their service contracts, a revenue recognition model that recognizes revenue as the service is performed using a proportional performance model, as contemplated by SAB Topic 13, is an often acceptable model.” It also states that “an input-based approach may be acceptable where the input measures are a reasonable surrogate for output measures.”

We believe that our method of measuring revenue recognition under PBH arrangements most closely represents a pattern of service and represents the proportional performance model. We use an output measure, which is the delivery of an overhauled unit, as the revenue recognition event, which is based on the value of the repair event. Our method of comparing actual costs (excluding cost overruns) to the total expected remaining costs multiplied by the total remaining contract consideration is a reasonable estimate of value and we believe is representative of the proportional performance model.

Changes in Estimates:

In our prior response, we stated that “changes in our assumptions that result in changes in the expected margin on the total arrangement are reflected on a prospective basis over the remaining term of the contract, beginning in the period of the change in assumptions.”  Per FAS 154, “A change in accounting estimate shall be accounted for in (a) the period of change if the change affects that period only or (b) the period of change and future periods if the change affects both. A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.” As a result, we concluded that changes in our assumptions are due to a change in estimate and therefore should be accounted for in the period of change and over the remaining portion of the arrangement as the change effects both.

Notes to the Consolidated Financial Statements, page 49
Note 15. Goodwill and Other Intangible Assets, page 74

2.                                       Refer to your response to our prior comment number 7.  As basis for the guidance set forth in paragraph 39 of FAS 142, paragraph B165 of FAS 142 indicates that the FASB Board agreed that FAS 142 should prescribe use of a specific allocation method such that the amount of goodwill allocated to a business to be disposed of would be determined consistently from entity to entity. In so doing, the Board concluded that when a portion of a reporting unit being disposed of constitutes a business, the amount of goodwill assigned to that business should be based on the relative fair values of the business to be disposed of and the remaining portion of the reporting unit. Moreover, you have disclosed that (i) your operating segments (that is, Aerospace Systems and Aftermarket Services) are also your reporting units, (ii) each of the operating segments is comprised of a number of operating units that are considered to be components under FAS 142 for which discrete financial information exists, (iii) the operating units are aggregated for purposes of goodwill impairment testing, (iv) the company’s acquisition strategy is to acquire companies that complement and enhance the capabilities of the operating segments, and (v) the goodwill that results from each acquisition is allocated because it is that reporting unit which is intended to benefit from the synergies of the acquisition. If your reporting units benefit from the synergies of goodwill therein, and the operating units therein are aggregated for purposes of goodwill impairment testing, it appears to us that a portion of goodwill should be allocated to a component of a reporting unit that is disposed pursuant to paragraph 39 of FAS 142. Please advise. In doing so, please tell us the amount of goodwill that would be attributed to the businesses sold or held for sale in fiscal 2008 in accordance with paragraph 39 of FAS 142 and how the amount of goodwill attributed was determined.

RESPONSE:

In our assessment of the carrying values of the businesses disposed of or held for sale, we considered the general nature of the specific business, noting these operating units either were not created as a result of prior acquisitions, but instead were greenfield operating units or did not carry any goodwill in their related acquisition, and did not have any goodwill or intangible assets allocated to them. Also, we concluded that these operating units did not benefit from the synergies of acquisitions within their reporting unit.  We acknowledge that the amount of goodwill attributed to a business to be disposed of or held for sale that benefited from the synergies of acquisitions, would be determined based on the fair value of the business being sold or treated as held for sale relative to the fair value of its respective reporting unit. In response to your comment, we have evaluated the fair value of the business to be disposed or held for sale compared to the fair value of their respective reporting unit.

The operating losses of the businesses accounted for as discontinued operations resulted in negative or insignificant amounts of EBITDA (a key component in our calculation of estimating fair value) and, as a result, comprised a de minimis relative fair value compared to the fair value of the reporting unit.  Had these businesses benefited from the synergies of acquisitions, our estimate of the amount of additional charge to discontinued operations, related to the allocation of goodwill, would have been approximately $1.6 million, net of tax. Therefore, we believe that the goodwill that would have been attributed to the businesses sold or held for sale had they benefited from the synergies of their respective reporting unit would have been immaterial.

Form 8-K Furnished October 29, 2008

Exhibit 99.1

3.                                       Refer to your response to our prior comment number 8.  Please expand your intended revised disclosure to include why each adjustment made at arriving at “EBITDA” is meaningful to investors in your specific circumstances. In particular, your disclosure should discuss why is it useful to disregard a material component of your operating expenses represented by depreciation and amortization that is associated with assets that appear to be significant in the generation of your revenue. Provide us with a copy of your intended expanded revised disclosure.

RESPONSE:

We have included below our revised disclosure to replace our non-GAAP financial measures disclosure in our future results of operations and financial condition furnished in our Current Reports on Form 8-K:

“This press release includes a discussion of Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”), which is a non-GAAP financial measure. The Company believes this non-GAAP financial measure provides important supplemental information to management and investors. This non-GAAP financial measure reflects an additional way of viewing aspects of Triumph’s operations that, when viewed with the GAAP results and the accompanying reconciliation to corresponding GAAP financial measures, provides a more complete understanding of factors and trends affecting Triumph’s business and results of operations. EBITDA is used by analysts, lenders, investors and others, as well as by us, to evaluate companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels and credit ratings. Accordingly, the impact of interest expense on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. EBITDA also excludes depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets. These differences can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

Management believes EBITDA provides useful information with respect to its overall operating performance, debt service capacity and ability to fund capital expenditures because it assists in comparisons of the Company’s operating performance on a consistent basis by removing the impact of items not directly resulting from core operations. The Company’s credit facility uses EBITDA to measure compliance with covenants such as interest coverage and debt incurrence. EBITDA is also used by us to evaluate and price potential acquisition candidates and determine the fair value of our reporting units as part of our annual test of impairment of goodwill.

However, when analyzing the Company’s operating performance, management uses EBITDA in addition to, and not as an alternative for, net income determined in accordance with GAAP. EBITDA has limitations as an analytical tool, and should not be considered in isolation. Some of these limitations are: (a) EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs; (b) EBITDA does not reflect the significant interest expense, or cash requirements necessary to service interest or principal payments, on the Company’s debts; and (c) although depreciation and amortization are non-cash charges, the asset being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to invest in the growth of Triumph’s business or as a measure of cash that will be available to Triumph to meet its obligations. Because of these limitations, management relies primarily on Triumph’s GAAP results and uses EBITDA only supplementally.”

4.                                       In connection with the above comment, it is not clear to us why depreciation and amortization would not be considered items “directly resulting from core operations” as indicated in the first sentence of the second paragraph of the intended revised disclosure included in your response. Please advise.

RESPONSE:

We believe that depreciation and amortization are not considered items directly resulting from core operations because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets. These differences can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

In connection with the responses above, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the undersigned at (610) 251-1000.

Thank you for your cooperation.

Sincerely,

/s/ M. David Kornblatt
M. David Kornblatt
Senior Vice President, Chief Financial Officer and Treasurer